UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

June 3, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of June 3, 2025.

The information contained in Exhibit 1 to this Form 6-K, except (i) the heading “On track for FY delivery; revenue slightly ahead of previous guidance” and the reference to “expected to return to revenue and profit growth in H1 and FY25,” in the first bullet point, the sixth bullet point, the reference to “of 3-5% revenue growth and 4-6% APFO growth” in the seventh bullet point and the reference to “to 2-2.5x by end 2026” in the last bullet point (and the related endnotes) thereunder, (ii) the first sentence of the first paragraph, the reference to “I am very pleased that we expect to return to both revenue and profit growth in H1 and FY.” in the first sentence of the second paragraph and the last sentence of the sixth paragraph (and the related endnotes) under the heading “Tadeu Marroco, Chief Executive”, (iii) the reference to “expected to return to revenue and profit growth in H1 and FY,” in the third bullet point (and the related endnote) under the heading “1. Combustibles: Return to growth in U.S. and continued resilience in AME; robust pricing YTD”, (iv) the first bullet point and the reference to “We expect to be back within our 2.0-2.5x adjusted net debt/adjusted EBITDA target range by end 2026, together with a” in the second bullet point (and the related endnotes) under the heading “3. Continued strong cash delivery, and balanced capital allocation”, (v) the second, fourth, fifth and penultimate bullet points and the reference to “to our 2.0-2.5x adjusted net debt/adjusted EBITDA target corridor by end 2026” in the last bullet point (and the related endnotes) under the heading “Technical guidance for 2025:”, (vi) the heading “Webcast and Conference call - The conference call will begin at 8.30am (BST)” and the three paragraphs thereunder, (vii) the first paragraph under the heading “Market share and volume data YTD March 2025 average share growth vs. FY24 average.”, (viii) the heading “2024 Analysis of adjusted profit from operations and diluted earnings per share by segment” and the table thereunder, (ix) the heading “2024 Analysis of adjusted operating margin, category contribution and adjusted gross profit.” and the tables and related definitions thereunder, (x) the second paragraph under the heading “Note on Non-GAAP Measures” and (xi) the reference to “and adjusted profit from operations” in prong (i) in the third sentence of the second paragraph under the heading “Forward looking statements” is incorporated by reference into the Form S-8 Registration Statements File Nos. 333-223678, 333-219440, 333-237186 and 333-285085 of the Registrant and into the Form F-3 Registration Statement File Nos. 333-265958, 333-265958-01, 333-265958-02, 333-265958-03, 333-265958-04 and 333-265958-05 of the Registrant, British American Tobacco Holdings (The Netherlands) B.V., Reynolds American Inc., B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “On track for FY delivery; revenue slightly ahead of previous guidance” dated June 3, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  June 3, 2025